Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

May 7, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 11, 2025 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed. The Company received the following votes from the holders of Common Shares with respect to the election of the ten nominees:

NAME	VOTES IN FAVOUR	%	VOTES WITHHELD	%

George V. Albino	871,979,303	99.36%	5,609,336	0.64%
Kerry D. Dyte	730,095,578	83.19%	147,493,060	16.81%
Glenn A. Ives	865,501,652	98.62%	12,086,987	1.38%
Ave G. Lethbridge	844,857,990	96.27%	32,730,649	3.73%
Michael A. Lewis	839,174,118	95.62%	38,414,520	4.38%
Elizabeth D. McGregor	874,253,046	99.62%	3,335,593	0.38%
Kelly J. Osborne	834,518,595	95.09%	43,070,043	4.91%
George N. Paspalas	871,831,842	99.34%	5,756,796	0.66%
J. Paul Rollinson	872,283,204	99.40%	5,305,435	0.60%
David A. Scott	874,280,120	99.62%	3,308,518	0.38%

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

	NUMBER OF VOTES	%

FOR the motion	866,323,042	92.47%
WITHHELD from the motion	70,501,357	7.53%
Total	936,824,399

May 7, 2025

Item 3: Executive Compensation

The Company received the following votes from the holders of the Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

	NUMBER OF VOTES	%

FOR the motion	822,213,730	93.69
AGAINST the motion	55,374,903	6.31%
Total	877,588,633

KINROSS GOLD CORPORATION

/s/ Lucas R. Crosby
Lucas R. Crosby
Senior Vice President, General Counsel and Corporate Secretary